TSX-V: AVU US OTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520	F: (888) 889-4874

December 29, 2025		NR 11 – 2025

Avrupa Minerals Closes $570,000 Private Placement

Vancouver, BC – December 29, 2025 – Avrupa Minerals Ltd. (TSXV:AVU) (“Avrupa” or the “Company”) is pleased to announce that it has closed the private placement as announced on December 3.

The Company raised $570,000 from the sale of 11,400,000 Units at $0.05 per Unit.  Each Unit is comprised of one common share and one common share purchase warrant.  Each common share purchase warrant entitles the holder to purchase one common share for $0.075 per common share until December 29, 2028.  The common share purchase warrants are non-transferable.  All securities are subject to a four-month hold expiring on April 30, 2026.  The Company paid cash finder’s fee of $800.

A director of the Company purchased or acquired direction and control over a total of 1,000,000 Units under the private placement. The placement to this person constitutes a “related party transaction” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 with respect to related party participation in the placement as neither the fair market value (as determined under MI 61-101) of the subject matter of the transaction, nor the fair market value of the consideration for the transaction, insofar as it involved the related party, exceeded 25% of the Company's market capitalization (as determined under MI 61-101).

The proceeds of the private placement financing will be used to fund exploration at its copper-focused projects in Finland, ongoing operations in Portugal, and for working capital. Avrupa also holds the Slivova gold project in Kosovo which is currently under option to a third party who manages and funds the project.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid project generator business model.  The Company holds one 100%-owned project in Portugal, the Alvalade VMS Project, and has submitted an application for a mining license covering the Sesmarias massive sulfide showing within the Project area.  The Company holds one 49%-owned exploration license covering the Slivova Gold Project in Kosovo, optioned to Western Tethyan Resources.  The Company is actively advancing seven copper-zinc prospects and one gold prospect in central Finland through its partnership with Akkerman Exploration B.V. in the Finnish exploration company, Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe, and is actively looking for new JV partnerships in Finland and Portugal.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.